245 Summer Street

Fidelity® Investments

Boston, MA 02210

February 9, 2018

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Advisor Series II (the trust): File Nos. 033-06516 and 811-04707 Fidelity Advisor Strategic Income Fund (the fund(s)) Post-Effective Amendment No. 141 and 143

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 141 and 143 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The principal purpose of this filing is to register a new class for the fund: Fidelity Strategic Income Fund for Fidelity Advisor Strategic Income Fund.

This filing contains the Prospectus(es) and Statement(s) of Additional Information for the fund(s) referenced above. Please note that the cover page of the Prospectus(es) and SAI(s) contain the standard “red herring” legend called for by Rule 481 of Regulation C.

Pursuant to Rule 485(a), the trust elects an effective date of April 12, 2018.  We request your comments by March 12, 2018.

Please contact Renee Cummings at (603) 721-4221 with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/Renee Cummings Renee Cummings Legal Product Group